                                               Filed pursuant to Rule 424(b)(5)
                                               Registration No. 33-56909


PROSPECTUS SUPPLEMENT
(To Prospectus Dated June 6, 1995)

9,000,000 DECS(SM)
(DEBT EXCHANGEABLE FOR COMMON STOCK(SM))

SBC COMMUNICATIONS INC.                                               [SBC LOGO]

7 3/4% EXCHANGEABLE NOTES DUE MARCH 15, 2001

(SUBJECT TO EXCHANGE INTO AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TWENTY SERIES L SHARES, WITHOUT PAR VALUE, OF TELEFONOS DE MEXICO, S.A. DE C.V.)

The principal amount of each of the 7 3/4% Exchangeable Notes Due March 15, 2001 (each, a "DECS") of SBC Communications Inc. (the "Company" or "SBC") being offered hereby will be $39.625 (the closing price of the American Depositary Shares ("ADSs"), each representing twenty Series L Shares, without par value ("L Shares"), of Telefonos de Mexico, S.A. de C.V. ("Telmex") on March 20, 1997, as reported on the New York Stock Exchange Composite Tape) (the "Initial Price"). The DECS will mature on March 15, 2001. Interest on the DECS, at the rate of 7 3/4% of the principal amount per annum, is payable quarterly on March 15, June 15, September 15 and December 15, beginning June 15, 1997. The DECS are not subject to redemption or any sinking fund prior to maturity.

At maturity (including as a result of acceleration or otherwise), the principal amount of each DECS will be exchanged by SBC into a number of Telmex ADSs (or, at SBC's option, the cash equivalent and/or such other consideration as permitted or required by the terms of the DECS) at the Exchange Rate (as defined herein). The Exchange Rate is equal to, subject to certain adjustments, (a) if the Maturity Price (as defined below) is greater than or equal to $46.76, 0.8474 Telmex ADSs per DECS, (b) if the Maturity Price is less than $46.76 but is greater than the Initial Price, a fraction equal to the Initial Price divided by the Maturity Price of one Telmex ADS per DECS and (c) if the Maturity Price is less than or equal to the Initial Price, one Telmex ADS per DECS. The "Maturity Price" means the average Closing Price (as defined herein) per ADS of Telmex ADSs on the 20 Trading Days (as defined herein) immediately prior to maturity, except as otherwise described herein. Accordingly, the value of the Telmex ADSs to be received by holders of the DECS (or the cash equivalent) at maturity will not necessarily equal the principal amount thereof. The DECS will be general unsecured obligations of SBC ranking pari passu with all of its other general unsecured and unsubordinated indebtedness, including the Support Obligations (as defined in the accompanying Prospectus of SBC). Telmex will have no obligations with respect to the DECS. See "Description of the DECS."

SEE "RISK FACTORS FOR DECS" BEGINNING ON PAGE S-6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE PURCHASERS.

Attached hereto is a prospectus of Telmex relating to the Telmex ADSs which may be received by a holder of DECS at maturity. The Telmex ADSs are listed on the New York Stock Exchange ("NYSE") under the symbol "TMX" and the L Shares are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange"). The DECS have been approved for listing on the NYSE under the symbol "XTS," subject to official notice of issuance.

For a discussion of certain United States federal income tax consequences for holders of DECS, see "Certain United States Federal Income Tax Considerations."

"Debt Exchangeable for Common Stock" and "DECS" are service marks of Salomon Brothers Inc.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
                                                           PRICE TO       UNDERWRITING      PROCEEDS TO
                                                           PUBLIC(1)        DISCOUNT          SBC(1)
Per DECS.............................................. $39.625          $1.180           $38.445

Total(2).............................................. $356,625,000     $10,620,000      $346,005,000
-------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the issue date.
(2) SBC has granted the Underwriters a 30-day option to purchase up to an aggregate of 1,000,000 DECS at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to SBC will be $396,250,000, $11,800,000 and $384,450,000, respectively. See "Plan of Distribution."

The DECS are offered subject to receipt and acceptance by the Underwriters, to prior sales and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the DECS will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about March 26, 1997.

-----------------------------------------
SALOMON BROTHERS INC
--------------------------------------------------------------------------------
The date of this Prospectus Supplement is March 20, 1997.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE DECS, THE L SHARES, THE ADSS OR TELMEX SERIES A SHARES (OR THE AMERICAN DEPOSITARY SHARES REPRESENTING SUCH SERIES A SHARES), INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF PENALTY BIDS, DURING AND AFTER THE OFFERING. SEE "PLAN OF DISTRIBUTION".

                            ------------------------

     The DECS have not been, and will not be, registered under the Mexican Securities Market Law (Ley del Mercado de Valores) and may not be offered or sold in the United Mexican States. This Prospectus Supplement may not be distributed publicly in Mexico and the DECS may not be traded in Mexico.

     The L Shares are registered in the Securities Section (Seccion de Valores) and the Special Section (Seccion Especial) of the National Registry of Securities and Intermediaries (Registro Nacional de Valores e Intermediarios) (the "RNVI") maintained by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores). Registration of the L Shares with the RNVI does not imply any certification as to the investment quality of the L Shares, the solvency of Telmex or the accuracy or completeness of the information included in any Offering Material.

                                    SUMMARY

     This summary does not contain all of the detailed information in this Prospectus Supplement and the Prospectus. You should refer to specific sections of this Prospectus Supplement and the Prospectus for a more complete description of our Exchangeable Notes.

                         SBC COMMUNICATIONS INC. (SBC)

     We are a holding company whose subsidiaries and affiliates operate predominately in the communications services industry. Our subsidiaries and affiliates provide landline and wireless telecommunication services and equipment, directory advertising and cable television services. Our largest subsidiary is Southwestern Bell Telephone Company, which provides telecommunication services over approximately 15 million access lines in Texas, Missouri, Oklahoma, Kansas and Arkansas. In 1996, Southwestern Bell Telephone Company provided 70% of our operating revenues and 65% of our net income. On April 1, 1996, we and Pacific Telesis Group jointly announced a definitive agreement to merge one of our subsidiaries with the Pacific Telesis Group, in a transaction in which shares of Pacific Telesis Group common stock will be exchanged for shares of our common stock, on the basis described in the merger agreement. After the merger, Pacific Telesis Group will be one of our wholly owned subsidiaries.

                   TELEFONOS DE MEXICO, S.A. DE C.V. (TELMEX)

     Telmex, together with its subsidiaries, owns and operates the largest telecommunications system in Mexico. Telmex is currently the leading provider of local and long-distance telephone services throughout Mexico. It owns the nationwide network of local telephone lines and the principal public long-distance telephone transmission facilities. It also provides telephone-related services such as directory services and cellular mobile telephone service. Based on total assets at December 31, 1996, Telmex was the second-largest company in Mexico and the largest company listed on the Mexican Stock Exchange.

                                  THE OFFERING

Securities Offered.........  We are offering up to 9,000,000 of our Exchangeable
                             Notes, which are called "DECS."

Offering Price.............  You may purchase each DECS on the date it is issued for $39.625. That amount is the principal amount of each DECS. $39.625 is equal to the last sale price of one Telmex American Depositary Share, as reported on the New York Stock Exchange Composite Tape on March 20, 1997. One Telmex American Depositary Share represents 20 Telmex L Shares.

Maturity Date..............  The DECS will mature on March 15, 2001.

Interest...................  The DECS pay interest equal to 7 3/4% times the principal amount each year. You will receive an interest payment four times a year, on March 15, June 15, September 15 and December 15. The first interest payment date will be June 15, 1997.

Ranking....................  The DECS will not be secured by cash, Telmex shares or any of our other assets and will rank equally with our other unsecured and unsubordinated debt.

Exchange...................  On March 15, 2001, we must exchange each DECS for between one and about 0.8474 of a Telmex American Depositary Share or pay cash equal to the value of the Telmex American Depositary Shares that we would otherwise deliver in exchange for the DECS. The exact portion of a Telmex American Depositary Share to be exchanged will depend upon what happens to the value of Telmex American Depositary Shares. We will consider the value of a Telmex American Depositary Share to be its average price on the 20 days before we exchange the DECS.

                             - If the value of a Telmex American Depositary
                               Share is $46.76 or more, you will receive about
                               0.8474 of a Telmex American Depositary Share for each DECS.

                             - If the value of a Telmex American Depositary
                               Share is between $39.625 and $46.76, you will receive a fraction of a Telmex American Depositary Share equal in value to the principal amount of each DECS. For example, if the principal amount of each DECS is $39.625 and the value of a Telmex American Depositary Share is $42.50, you would receive 0.9324 of a Telmex American Depositary Share for each DECS (calculation: y shares X $42.50 = $39.625; y = $39.625/$42.50; y = 0.9324).

                             - If the value of a Telmex American Depositary
                               Share is $39.625 or less, you will receive one Telmex American Depositary Share for each DECS.

                             Therefore, you will receive approximately 84.7% of any appreciation in the market value of a Telmex American Depositary Share above $46.76. However, you will not receive any appreciation if the value of a Telmex American Depositary Share does not exceed $46.76. In addition, you will suffer all the loss if the value of a Telmex American Depositary Share falls below $39.625.

                             Instead of exchanging the DECS for Telmex American Depositary Shares, consistent with page S-3, we may decide to deliver cash equal in value to the shares we would otherwise have delivered for all of the DECS.

Certain Adjustment
Events.....................  If certain events affecting Telmex L Shares occur prior to the maturity of the DECS, we will exchange the DECS at maturity for a greater or lesser number of Telmex American Depositary Shares than the number of Shares you would otherwise receive or exchange the DECS at maturity for cash or other securities in addition to or instead of Telmex American Depositary Shares. These events include the payment of a stock or extraordinary cash dividend to holders of Telmex L Shares, a stock split or a recapitalization of outstanding Telmex L Shares, a distribution of securities or other property to holders of Telmex L Shares, such as in a spin-off of a subsidiary of Telmex, and a merger or consolidation of Telmex with another company.

No Early Redemption........  We do not have the option to exchange your DECS for
                             Telmex American Depositary Shares prior to March 15, 2001.

Investment in the DECS.....  The DECS are different from ordinary notes because the value of the Telmex American Depositary Shares, cash or other securities you will receive when we exchange your DECS at maturity may be more or less than the principal amount of the DECS. In many ways, they are like an investment in Telmex American Depositary Shares. However, you have less opportunity to make money from an increase in the price of Telmex American Depositary Shares by investing in the DECS than by investing in Telmex American Depositary Shares. The value of what you receive when the DECS mature will be greater than the principal amount of your DECS only if the value of a Telmex American Depositary Share exceeds $46.76. This is an increase of about 18% over the price of a Telmex American Depositary Share when the DECS were first offered for sale. In addition, you will receive only about 84.7% of any increase in the value of a Telmex American Depositary Share above $46.76. If the value of a Telmex American Depositary Share is between $39.625 and $46.76, you will receive a fraction of a Telmex American Depositary Share equal to $39.625 for each DECS. If the value of a Telmex American Depositary Share when the DECS mature is less than $39.625, you will receive a Telmex American Depositary Share with a value less than the principal amount of your DECS and you will have lost some of the principal of your DECS investment. Of course, the DECS pay interest at 7 3/4% per year, while a direct investment in Telmex American Depositary Shares would only pay dividends, if any. The interest you will receive is more than the historical annual dividend on a Telmex American Depositary Share.

Our Obligations............  The DECS are our obligations and not the obligations of Telmex or any other company.

U.S. Federal Taxes.........  Neither the Internal Revenue Service nor any court has decided how DECS should be treated for U.S. federal income tax purposes. You should refer to the tax section of this prospectus supplement for a description of the way we think DECS should be treated. However, the Internal Revenue Service may disagree with us. You should consult your own tax advisor about the consequences of your holding DECS.

Listing....................  The DECS will be listed on the New York Stock
                             Exchange under the symbol "XTS"upon notice of their issuance.

Use of Proceeds............  We will use the money we receive from the sale of the DECS for general corporate purposes.

                                  RISK FACTORS

     Investments in the DECS are risky. You should refer to the section called "Risk Factors for DECS" in this Prospectus Supplement for an explanation of what those risks are.

                             RISK FACTORS FOR DECS

     The DECS may trade at widely different prices before maturity depending upon factors such as changes in the market price of the Telmex American Depository Shares and other events that we cannot predict and are beyond our control. We describe this in more detail below.

COMPARISON TO OTHER NOTES; RELATIONSHIP TO TELMEX AMERICAN DEPOSITARY SHARES

     The DECS are different from ordinary notes because the value of the Telmex American Depositary Shares, cash or other securities you will receive when we exchange your DECS at maturity may be more or less than the principal amount of the DECS. If the value of a Telmex American Depositary Share when the DECS mature is less than the principal amount of the DECS, you will receive Telmex American Depositary Shares with a value less than the principal amount of your DECS. This would result in your losing principal from an investment in the DECS. If Telmex is insolvent or bankrupt when the DECS mature, you might lose your entire investment. You take all the risk of a fall in the value of Telmex American Depositary Shares before the DECS mature.

     In addition, you have less opportunity to make money from an increase in the price of a Telmex American Depositary Share by investing in the DECS than by investing directly in Telmex American Depositary Shares. The value of what you receive when the DECS mature will be greater than the principal amount of your DECS only if the value of a Telmex American Depositary Share exceeds $46.76. This is an increase of about 18% over the price of Telmex American Depositary Shares when the DECS were first offered for sale. In addition, you will receive only about 84.7% of any increase in the value of a Telmex American Depositary Share above $46.76. In return, you receive annual interest of 7 3/4% on the DECS, which is more than the historical annual dividend on a Telmex American Depositary Share.

     We cannot predict whether the price of a Telmex American Depositary Share will rise or fall. However, the following factors will affect the trading price of Telmex American Depositary Shares:

     - whether Telmex makes a profit and what its future prospects are;

     - trading on the capital markets generally;

     - trading on the NYSE where the Telmex American Depositary Shares are traded and on the Mexican Stock Exchange where the Telmex L Shares are traded;

     - the health of the telecommunications industry;

     - whether Telmex issues securities like the DECS, or Telmex or another person in the market transfers a large number of Telmex American Depositary Shares; and

     - political and economic conditions in Mexico.

     Refer to the attached prospectus for Telmex American Depositary Shares for information about Telmex.

IMPACT OF THE DECS ON THE MARKET FOR THE TELMEX AMERICAN DEPOSITARY SHARES

     We cannot predict accurately how or whether investors will resell the DECS and how easy it will be to resell them. Any market that develops for the DECS is likely to influence and be influenced by the market for Telmex American Depositary Shares. For example, investors' anticipation that we may deliver Telmex American Depositary Shares that represent approximately 2.8% of the outstanding Telmex L Shares when the DECS mature could cause the price of a Telmex American Depositary Share to be unstable or fall. The following factors could also affect the price of Telmex American Depositary Shares:

     - sales of Telmex American Depositary Shares by investors who prefer to invest in Telmex by investing in the DECS;

     - hedging an investment in the DECS by selling Telmex American Depositary Shares (called "selling short"); and

     - arbitrage trading activity between the DECS and Telmex American Depositary Shares.

DILUTION OF TELMEX AMERICAN DEPOSITARY SHARES

     The terms of the DECS include some protections so you will receive equivalent value when the DECS mature even if Telmex splits or combines its shares, pays stock dividends or does other similar things that change the number of Telmex L Shares outstanding. However, these terms do not protect against all events. For example, the amount you receive when the DECS mature may not change if Telmex offers L Shares for cash or in an acquisition, even if the price of a Telmex American Depositary Share falls and this causes the price of the DECS to fall. We have no control over whether Telmex will offer shares or do something similar in the future or the amount of any offering.

     In addition, unless and until we decide to deliver you Telmex American Depositary Shares when the DECS mature, you will have no dividend rights or other similar rights associated with Telmex American Depositary Shares.

TELMEX NOT RESPONSIBLE FOR THE DECS

     Telmex has no obligation to pay interest or principal on the DECS. Telmex also does not have to take our needs or your needs into consideration for any reason. Telmex will not receive any money from the sale of the DECS and did not decide to issue the DECS. Telmex did not determine when we will issue the DECS, how much we will sell them for or how many we will sell. Telmex is not involved in managing or trading the DECS or determining or calculating the amount you will receive when the DECS mature.

DECS MAY BE DIFFICULT TO RESELL

     We cannot predict how investors will resell the DECS or whether it will be easy or hard to resell them. The DECS are new and innovative securities, and there is currently no market in which to resell them. Salomon Brothers Inc currently intends to buy and sell the DECS but does not have to. A resale market may not develop or, if it does, may not give you the opportunity to resell your DECS and may not continue until the DECS mature.

     The New York Stock Exchange has approved the DECS for listing upon notice of issuance. Nonetheless, the New York Stock Exchange could revoke the listing or stop trading of the DECS at any time. If the New York Stock Exchange will no longer list the DECS or stops trading them, we will ask another national securities exchange to list the DECS or another trading market to quote them. If the DECS are no longer listed or traded on any securities exchange or trading market, or if a securities exchange or trading market stops trading of the DECS, you may have difficulty getting price information and it may be more difficult to resell the DECS.

TAX TREATMENT OF DECS UNCERTAIN

     Neither the Internal Revenue Service nor any court has decided how DECS or similar securities should be treated for U.S. federal income tax purposes. As a result, significant aspects of their tax treatment are uncertain. We will not ask the Internal Revenue Service to rule on how the DECS should be treated. The Internal Revenue Service may disagree with our conclusions on pages S-20 to S-22 of this Prospectus Supplement.

RISK FACTORS FOR TELMEX

     You should carefully consider the information in the attached prospectus of Telmex, including the risk factors for Telmex on pages 8 to 9 of the attached prospectus of Telmex.

                            SBC COMMUNICATIONS INC.

     SBC is a holding company whose subsidiaries and affiliates operate predominately in the communications services industry. SBC's subsidiaries and affiliates provide landline and wireless telecommunication services and equipment, directory advertising and cable television services.

     SBC's largest subsidiary is Southwestern Bell Telephone Company (the "Telephone Company"), which provides telecommunication services over approximately 15 million access lines in Texas, Missouri, Oklahoma, Kansas and Arkansas. The Telephone Company is subject to regulation by each of the state jurisdictions in which it operates and by the Federal Communications Commission. In 1996, the Telephone Company provided 70% of SBC's operating revenues and 65% of its net income.

     On April 1, 1996, SBC and Pacific Telesis Group ("PAC") jointly announced a definitive agreement to merge an SBC subsidiary with PAC, in a transaction in which shares of PAC common stock will be exchanged for shares of SBC common stock, on the basis described in the merger agreement. After the merger, PAC will be a wholly-owned subsidiary of SBC. The transaction is intended to be accounted for as a pooling of interests and to be a tax-free reorganization. The shareowners of SBC and PAC have each approved the transaction, the Public Service Commission of Nevada and the Federal Communications Commission have issued required approvals, and the U.S. Department of Justice has announced it will not initiate action on the merger under the Hart-Scott-Rodino antitrust law. The merger is subject, among other things, to approval by the California Public Utilities Commission (a decision on which is expected before the end of the first quarter of 1997) and allocation of the costs, fees and expenses of state regulatory approvals among the shareowners of SBC and PAC. If approvals are granted, the transaction is expected to close in the first half of 1997. See "Selected Historical and Pro Forma Financial Data of SBC."

     PAC includes a holding company, Pacific Telesis, and its various communications services industry subsidiaries. PAC's telephone subsidiaries, Pacific Bell and Nevada Bell, provide local exchange service, network access, local toll services, directory advertising, Internet access and selected information services in California and Nevada. Other PAC subsidiaries provide video, communications and other services.

                                     TELMEX

     Telmex, together with its subsidiaries, owns and operates the largest telecommunications system in Mexico. Telmex is currently the leading provider of local and long-distance telephone services throughout Mexico. It owns the nationwide network of local telephone lines and the principal public long-distance telephone transmission facilities. It also provides telephone-related services such as directory services and cellular mobile telephone service. Based on total assets at December 31, 1996, Telmex was the second-largest company in Mexico and the largest company listed on the Mexican Stock Exchange.

     For additional information about Telmex, including risks associated with an investment in Telmex ADSs, see the prospectus of Telmex attached hereto. Telmex is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files with, or furnishes to, the Commission reports and other information. The prospectus of Telmex attached hereto incorporates certain documents so filed or furnished or that may be so filed or furnished prior to the termination of this DECS offering. Such documents may be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. and at its regional offices and at the offices of the NYSE on which the Telmex ADSs are listed. Such documents, without exhibits, also may be obtained by writing to Gerardo Munoz, Investor Relations, Telmex, Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico (telephone number (52-5) 703-3990). See "Available Information" and "Incorporation of Certain Documents by Reference" in the prospectus of Telmex attached hereto.

                      RELATIONSHIP BETWEEN SBC AND TELMEX

     Through SBC International, Inc. ("SBC International"), SBC holds a substantial equity investment in Telmex and exercises certain rights as a result of such investment.

     In December 1990, the Mexican government, which previously owned a majority of Telmex's capital stock, sold all of the Series AA Shares, without par value ("AA Shares"), representing 20.4% of the capital stock of Telmex but a majority of the full voting shares, to a trust for the benefit of a consortium of certain investors (the "Controlling Shareholders"). The Controlling Shareholders consist of (i) a group of Mexican investors (the "Mexican Controlling Shareholders"), who collectively own 51% of the AA Shares; (ii) SBC International, which owns 24.5% of the AA Shares; and (iii) France Telecom Financiere Internationale, a subsidiary of the French state-owned telecommunications agency France Telecom ("FTFI"), which owns 24.5% of the AA Shares. Of the AA Shares beneficially owned by the Mexican Controlling Shareholders, the majority is owned by Carso Global Telecom, S.A. de C.V. ("CGT") and Seguros Inbursa, S.A., both of which are controlled by Mr. Carlos Slim Helu, a member of SBC's Board of Directors. Pursuant to the terms of the trust through which the AA Shares are held, transfers of beneficial ownership of AA Shares are subject to preemptive rights, and the AA Shares generally must be voted as a block. SBC currently has the right to name to Telmex's Board of Directors three directors (four directors in odd numbered years) and three alternate directors. In September 1991, SBC International exercised an option to purchase 530,157,101 L Shares. The L Shares have limited voting rights. After giving effect to repurchases by Telmex of Telmex L Shares and sales by SBC of Telmex L Shares, SBC's total interest in Telmex (AA Shares and L Shares) represents approximately 9.6% of Telmex's total equity capitalization (AA Shares, L Shares and A Shares).

     Telmex is receiving, and expects to continue to receive, substantial consulting and management services in a broad range of areas from CGT, SBC International and FTFI pursuant to agreements with each such party negotiated, on behalf of Telmex, by a special committee of its Board of Directors. For such services, CGT, SBC International and FTFI received aggregate compensation of $75 million in 1996. See "Item 4 -- Control of Registrant" in Telmex's 1995 Annual Report on Form 20-F, incorporated by reference in the prospectus of Telmex attached to this Prospectus Supplement.

     Notwithstanding any of the foregoing, Telmex is operated and managed as an independent corporation from SBC, and while SBC may have some influence over Telmex, SBC does not consider that its ownership of AA Shares and L Shares affords it the power to control the management or policies of Telmex. Moreover, because SBC is not required to retain its present holdings of the L Shares or its beneficial ownership interest in the AA Shares in connection with the DECS or otherwise over the long term and may sell or transfer some or all of such shares from time to time, there can be no assurance that SBC will continue to have any influence over the actions and decisions taken and made by Telmex. Telmex has no obligations with respect to the DECS, including any obligation to take the needs of SBC or of holders of DECS into consideration for any reason. Telmex will not receive any of the proceeds of the offering of the DECS made hereby and is not responsible for the determination of the timing of, prices for or quantities of the DECS to be issued, or the determination or calculation of the amount to be paid upon exchange at maturity.

                    PRICE RANGE OF TELMEX ADSS AND L SHARES

     The Telmex ADSs, each representing 20 L Shares, have been issued by Morgan Guaranty Trust Company of New York (the "Depositary"), as depositary for the L Shares. The L Shares are traded on the New York Stock Exchange, and the L Shares are traded on the Mexican Stock Exchange. The Telmex ADSs are also quoted on the Stock Exchange Automated Quotation system of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. ("SEAQ International") and listed on the Frankfurt Stock Exchange. On December 31, 1996, approximately 77% of the L Shares were held in the form of Telmex ADSs, and the DECS will represent 2.8% of the total L Shares that were outstanding on December 31, 1996 (assuming the over-allotment option is not exercised).

     The following table sets forth, for the periods indicated, the reported high and low closing sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low closing sales prices for the Telmex ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

                                                 MEXICAN                    NEW YORK
                                             STOCK EXCHANGE:             STOCK EXCHANGE:
                                                PESOS PER               U.S. DOLLARS PER
                                                 L SHARE                   TELMEX ADS
                                           -------------------     ---------------------------
                                            HIGH         LOW          HIGH             LOW
                                           -------     -------     -----------     -----------
1995:
  First Quarter..........................  P.10.38     P. 8.02     U.S.$38.625     U.S.$24.250
  Second Quarter.........................     9.90        8.54          31.500          27.250
  Third Quarter..........................    10.82        9.20          35.625          29.500
  Fourth Quarter.........................    12.82        9.46          34.625          25.750
1996:
  First Quarter..........................    13.56       11.04          36.000          29.000
  Second Quarter.........................    13.88       12.26          37.375          32.500
  Third Quarter..........................    12.90       11.30          34.375          29.500
  Fourth Quarter.........................    12.98       11.72          33.250          29.625
1997:
  First Quarter (through March 20,
     1997)...............................    16.08       13.02          41.625          33.125

                                   DIVIDENDS

     While Telmex has regularly paid cash dividends in respect of its L Shares in the past, SBC makes no representations as to the amount of dividends, if any, that Telmex will pay in the future. In any event, holders of the DECS will not be entitled to receive any dividends that may be payable on the Telmex ADSs until such time as SBC, if it so elects, delivers Telmex ADSs at Maturity of the DECS. See "Description of the DECS".

     The table below sets forth the nominal amount of dividends paid by Telmex per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rates on the respective payment dates.

                             YEAR ENDED                      PESOS       U.S. DOLLARS
                            DECEMBER 31,                   PER SHARE      PER SHARE
            ---------------------------------------------  ---------     ------------
               1992......................................    0.0750         0.0241
               1993......................................    0.1500         0.0482
               1994......................................    0.2500         0.0734
               1995......................................    0.3000         0.0435
               1996......................................    0.3500         0.0453

     At its meeting on March 12, 1997, the Board of Directors of Telmex voted to recommend to the upcoming annual meeting of holders of its AA Shares and A Shares a cash dividend of 0.525 pesos per share out of 1996 earnings to holders of its AA Shares, A Shares and L Shares.

                                USE OF PROCEEDS

     The net proceeds to be received by SBC from the sale of the DECS will be used for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of SBC for the periods indicated. At December 31, 1996, no preferred stock was outstanding.

                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                        1996     1995     1994     1993     1992
                                                        ----     ----     ----     ----     ----
Ratio of earnings to fixed charges....................  6.59x    5.81x    5.41x    4.51x    3.96x

     For the purpose of calculating this ratio, earnings consist of income before income taxes, extraordinary loss, cumulative effect of changes in accounting principles, and fixed charges. Fixed charges include interest on indebtedness and one-third of rental expense (the portion of rentals representative of the interest factor).

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA OF SBC

     The following table presents selected historical financial data of SBC and selected unaudited pro forma combined financial data after giving effect to the merger of SBC and PAC as a "pooling-of-interests." SBC selected historical data for each of the five years in the period ended December 31, 1996 have been derived from audited financial statements. The pro forma combined financial data are presented for illustrative purposes only and are not necessarily indicative of the financial position or operating results that would have occurred or that will occur upon consummation of the merger. This pro forma information does not include the effect of changes, which will be applied retroactively, to conform accounting methodologies between PAC and SBC for, among other items, pensions, postretirement benefits, sales commissions or merger transaction costs and certain deferred tax adjustments resulting from the merger. Based on information currently available, management estimates these changes will not materially affect the pro forma operating revenues or income before extraordinary loss and cumulative effect of accounting changes, and estimates the changes will reduce the pro forma 1995 extraordinary loss from discontinuance of regulatory accounting by between $100 million and $200 million.

                                                        YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------
                                          1996        1995        1994        1993      1992
                                         -------     -------     -------     -------   -------
                                                (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
SBC -- HISTORICAL
Operating revenues.....................  $13,898     $12,670     $11,772     $10,840   $10,150
Income from continuing operations
  before extraordinary loss and
  cumulative effect of accounting
  changes..............................    2,101       1,889       1,649       1,435     1,302
Income from continuing operations
  before extraordinary loss and
  cumulative effect of accounting
  changes per common share.............     3.46        3.10        2.74        2.39      2.17
Total assets...........................   23,449      22,003      26,005      24,308    23,810
Long-term debt.........................    5,505       5,672       5,848       5,459     5,716
Network access lines...................    14.96       14.22       13.61       13.15     12.72
PRO FORMA COMBINED
Operating revenues.....................  $23,486     $21,712     $21,007     $20,084   $19,258
Income from continuing operations
  before extraordinary loss and
  cumulative effect of accounting
  changes..............................    3,158       2,937       2,785       1,626     2,475
Income from continuing operations
  before extraordinary loss and
  cumulative effect of accounting
  changes per common share.............     3.43        3.19        3.05        1.80      2.76
Total assets...........................   39,534      37,176      46,144      44,871    44,914
Long-term debt.........................   10,929      10,409      10,745      10,588    10,923
Network access lines...................    31.39       30.01       28.93       28.02     27.28

                            DESCRIPTION OF THE DECS

     The following description of the particular terms of the DECS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the accompanying Prospectus of SBC, to which description reference is hereby made.

GENERAL

     The DECS are one series of Debt Securities (as defined in the Prospectus of SBC accompanying this Prospectus Supplement), to be issued under an indenture dated as of November 1, 1994 (as supplemented from time to time, the "Indenture", which term includes the Officer's Certificate setting forth the terms of the DECS pursuant to such indenture), between SBC and The Bank of New York, as trustee (the "Trustee"). All references herein to "Debt Securities" shall refer to debt securities issued under the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part. All article and section references appearing herein are to articles and sections of the Indenture, and all capitalized terms have the meanings specified in the Indenture.

     The DECS will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of SBC and on a parity with the Support Obligations (as defined in the accompanying Prospectus of SBC). The aggregate number of DECS to be issued will be 9,000,000 plus such additional number of DECS as may be issued pursuant to the overallotment option granted by SBC to the Underwriters (see "Plan of Distribution"). The DECS will mature on March 15, 2001 (including by acceleration or otherwise, "Maturity"). The Indenture does not limit the amount of Debt Securities which may be issued thereunder, and in the future, SBC may issue additional Debt Securities or other securities with terms similar to those of the DECS.

     Each DECS, which will be issued with a principal amount of $39.625 (the "Initial Price"), will bear interest at the annual rate of 7 3/4% of the principal amount per annum (or approximately $3.07 per annum) from the date of original issuance, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, until the principal amount thereof is exchanged at Maturity pursuant to the terms of the DECS. Interest on the DECS will be payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing June 15, 1997 (each, an "Interest Payment Date"), to the persons in whose names the DECS are registered at the close of business on the last day of the calendar month immediately preceding such Interest Payment Date, provided that interest payable at Maturity shall be payable to the person to whom the principal is payable. Interest on the DECS will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day (as defined below), the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

     At Maturity, the principal amount of each DECS will be exchanged by SBC into a number of Telmex ADSs (or the equivalent amount of cash) at the Exchange Rate (as defined below). The "Exchange Rate" is equal to (a) if the Maturity Price (as defined below) is greater than or equal to $46.76 (the "Threshold Appreciation Price"), 0.8474 Telmex ADS per DECS, (b) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, (i) a fraction equal to the Initial Price divided by the Maturity Price of (ii) one Telmex ADS per DECS and (c) if the Maturity Price is less than or equal to the Initial Price, one Telmex ADS per DECS. The Exchange Rate is subject to adjustment as provided in "-- Dilution Adjustments; Other Adjustment Events." THE VALUE OF THE TELMEX ADSS TO BE RECEIVED BY HOLDERS OF THE DECS (OR, AS DISCUSSED BELOW, THE CASH EQUIVALENT TO BE RECEIVED IN LIEU OF SUCH ADSS) AT MATURITY WILL NOT NECESSARILY EQUAL THE PRINCIPAL AMOUNT OF SUCH DECS. The ratios of Telmex ADSs per DECS specified in clauses (a), (b) and (c) above of the Exchange Rate definition are hereinafter referred to as the "Share Components." Any Telmex ADSs delivered by SBC to the holders of the DECS that are not affiliated with Telmex shall be free of any transfer restrictions and the holders of the DECS will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such ADSs. No fractional Telmex ADSs will be issued at Maturity as provided under "-- Fractional Shares" below. SBC may at its option deliver cash, in lieu of delivering Telmex ADSs at Maturity. The amount of cash deliverable in respect of each DECS shall be equal to the product of the number of Telmex ADSs otherwise deliverable in respect of such DECS on the date of Maturity multiplied by the Maturity Price. In the event SBC elects to deliver cash in lieu of Telmex ADSs at Maturity, it will be obligated pursuant to the Indenture to deliver cash to all holders of DECS. On or prior to the fourth Business Day prior to March 15, 2001, SBC will notify the Trustee, which in turn will notify The Depository Trust Company and publish a notice in a daily newspaper of national circulation stating whether the principal amount of each DECS will be exchanged for Telmex ADSs or cash.

     Notwithstanding the foregoing, (i) in the case of certain dilution events, the Exchange Rate will be subject to adjustment and (ii) in the case of certain adjustment events, the consideration received by holders of the DECS at Maturity will be Telmex ADSs, other securities and/or cash. See "-- Dilution Adjustments; Other Adjustment Events" below.

     The "Maturity Price" is defined as the average Closing Price per Telmex ADS on the 20 Trading Days immediately prior to (but not including) the date of Maturity; provided, however, that if there are not 20 Trading Days for the Telmex ADSs occurring later than the 60th calendar day immediately prior to, but not including, the date of Maturity, "Maturity Price" will be defined as the market value per Telmex ADS as of Maturity as determined by a nationally recognized investment banking firm retained for such purpose by SBC. The Maturity Price is subject to adjustment as provided in "-- Dilution Adjustments; Other Adjustment Events." The "Closing Price" of any security on any date of determination means (i) the closing sale price (or, if no closing price is reported, the last reported sale price) of such security (regular way) on the NYSE on such date, (ii) if such security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, (iii) if such security is not so listed on a United States national or regional securities exchange, as reported by the NASDAQ Stock Market, (iv) if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or
(v) if such security is not so quoted, the average of the mid-point of the last bid and ask prices for such security from each of at least three nationally recognized independent investment banking firms selected by SBC for such purpose. A "Trading Day" is defined as a Business Day on which the security, the Closing Price of which is being determined, (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE, banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

     For illustrative purposes only, the following chart shows the number of Telmex ADSs or the amount of cash that a holder of DECS would receive for each DECS at various Maturity Prices. The table assumes that there will be no adjustments to the Exchange Rate described under "-- Dilution Adjustments; Other Adjustment Events" below. There can be no assurance that the Maturity Price will be within the range set forth below. Given the Initial Price of $39.625 per DECS and the Threshold Appreciation Price of $46.76, a DECS holder would receive at Maturity the following number of Telmex ADSs or amount of cash (if SBC elects to pay the DECS in cash):

MATURITY PRICE OF      NUMBER OF       AMOUNT
   TELMEX ADSs        TELMEX ADSs      OF CASH
-----------------     ------------     -------
     $30.000             1.0000        $30.000
      39.625             1.0000         39.625
      42.500             0.9324         39.625
      46.760             0.8474         39.625
      55.000             0.8474         46.607

     As the foregoing chart illustrates, if at Maturity, the Maturity Price is greater than or equal to $46.76, SBC will be obligated to deliver 0.8474 Telmex ADS per DECS, resulting in SBC receiving 15.26 percent of the appreciation in market value above $46.76 and the DECS holder receiving 84.74 percent of the appreciation in market value above $46.76. If at Maturity, the Maturity Price is greater than $39.625 and less than $46.76, SBC will be obligated to deliver only a fraction of a Telmex ADS having a market value equal to $39.625, resulting in SBC retaining all appreciation in the market value of the Telmex ADSs. If at Maturity, the Maturity Price is less than or equal to $39.625, SBC will be obligated to deliver one Telmex ADS per DECS, regardless of the market price of such shares, resulting in the DECS holder realizing the entire loss on the decline in market value of Telmex ADSs.

     Interest on the DECS will be payable, and delivery of American Depository Receipts evidencing the Telmex ADSs (or, at the option of SBC, its cash equivalent and/or such other consideration as permitted or required as described below) in exchange for the DECS at Maturity will be made upon surrender of such DECS, at the office or agency of SBC maintained for such purposes; provided, however, that payment of interest may be made at the option of SBC by check mailed to the persons in whose names the DECS are registered at the close of business on the last day of the calendar month immediately preceding the relevant Interest Payment Date. See "-- Book-Entry System." Initially such office will be the principal corporate trust office of the Trustee in New York City, which is located at 101 Barclay Street, Floor 21 West, New York, New York 10286.

     The DECS will be transferable at any time or from time to time at the aforementioned office. No service charge will be made to the holder for any such transfer except for any tax or governmental charge incidental thereto.

     The Indenture does not contain any restriction on the ability of SBC to sell, pledge or otherwise convey all or any portion of the Telmex L Shares or Telmex ADSs held by it or its subsidiaries, and no such Telmex L Shares or Telmex ADSs will be pledged or otherwise held in escrow for use at Maturity of the DECS. Consequently, in the event of a bankruptcy, insolvency or liquidation of SBC or its subsidiaries, the Telmex L Shares and Telmex ADSs, if any, owned by SBC or its subsidiaries will be subject to the claims of the creditors of SBC or its subsidiaries, respectively. In addition, as described herein, SBC will have the option, exercisable in its sole discretion, to satisfy its obligations pursuant to the exchange for the principal amount of each DECS at Maturity by delivering to holders of the DECS either the specified number of Telmex ADSs or cash in an amount equal to the product of such number of ADSs multiplied by the Maturity Price. As a result, there can be no assurance that SBC will elect at Maturity to deliver Telmex ADSs or, if it so elects, that it will use all or any portion of its holdings of Telmex L Shares or Telmex ADSs at that time, if any, to make such delivery. Holders of the DECS will not be entitled to any rights with respect to Telmex L Shares or Telmex ADSs (including without limitation voting rights and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as SBC shall have delivered Telmex ADSs to holders of the DECS at Maturity thereof and the applicable record date, if any, for the exercise of such rights occurs after such date.

DILUTION ADJUSTMENTS; OTHER ADJUSTMENT EVENTS

     The Exchange Rate is subject to adjustment if Telmex shall (i) pay a stock dividend or make a distribution, in each case, with respect to the Telmex L Shares in Telmex L Shares or any other shares of common stock of Telmex, (ii) subdivide or split the outstanding Telmex L Shares, (iii) combine the outstanding Telmex L Shares into a smaller number of shares, (iv) issue by reclassification (other than a reclassification pursuant to clause (ii), (iii), (iv) or (v) of the definition of Adjustment Event below) of the Telmex L Shares any shares of common stock of Telmex, (v) issue rights or warrants to all holders of Telmex L Shares entitling them to subscribe for or purchase Telmex L Shares (other than rights to purchase Telmex L Shares pursuant to a plan for the reinvestment of dividends) at a price per share less than the Market Price (as defined below) of the Telmex L Shares on the Business Day next following the record date for the determination of holders of Telmex L Shares entitled to receive such rights or warrants, or (vi) takes any action that results in any increase or decrease in the number of Telmex L Shares represented by Telmex ADSs.

     In the case of the events referred to in clauses (i), (ii), (iii) and (iv) above, the Exchange Rate shall be adjusted by adjusting each of the Share Components of the Exchange Rate in effect immediately prior to such event so that a holder of any DECS shall be entitled to receive, upon exchange of the principal amount of such DECS at Maturity, the number of Telmex ADSs (or, in the case of a stock dividend or distribution referred to in clause (i) above paid or made in other shares of common stock of Telmex or a reclassification referred to in clause (iv) above, the number of American Depositary Shares representing other shares of common stock of Telmex issued pursuant thereto) which such holder of such DECS would have owned or been entitled to receive immediately following such event had such DECS been exchanged immediately prior to such event or any record date with respect thereto.

     In the case of the event referred to in clause (v) above, the Exchange Rate shall be adjusted by multiplying each of the Share Components of the Exchange Rate in effect on the record date for the determination of holders of Telmex L Shares entitled to receive the rights or warrants referred to in clause (v) above by a fraction of which the numerator shall be (A) the number of Telmex L Shares outstanding on such record date plus (B) the number of additional Telmex L Shares offered for subscription or purchase pursuant to such rights or warrants, and of which the denominator shall be (x) the number of Telmex L Shares outstanding on such record date plus (y) the number of additional Telmex L Shares which the aggregate offering price of the total number of Telmex L Shares so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price of the Telmex L Shares on the Business Day next following such record date, which number of additional shares shall be determined by multiplying such total number of shares by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price of Telmex L Shares. To the extent that such rights or warrants expire prior to the Maturity of the DECS and shares of Telmex L Shares are not delivered pursuant to such rights or warrants prior to such expiration, the Exchange Rate shall be readjusted to the Exchange Rate which would then be in effect had such adjustments for the issuance of such rights or warrants been made upon the basis of delivery of only the number of Telmex L Shares actually delivered pursuant to such rights or warrants. Any Telmex L Shares issuable in payment of a dividend shall be deemed to have been issued immediately prior to the close of business on the record date for such dividend for purposes of calculating the number of outstanding Telmex L Shares under this paragraph.

     In the case of the event referred to in clause (vi) above, the Exchange Rate shall be adjusted by adjusting each of the Share Components of the Exchange Rate in effect immediately prior to such event so that a holder of any DECS shall be entitled to receive, upon exchange of the principal amount of such DECS at Maturity, the number of Telmex ADSs representing the same number of Telmex L Shares as were represented by the Telmex ADSs which such holder of such DECS would have owned or been entitled to receive immediately prior to such event had such DECS been exchanged immediately prior to such event on any record date with respect thereto.

     "Market Price" means, as of any date of determination, the average Closing Price per Telmex ADS for the 20 Trading Days immediately prior to the date of determination; provided, however, that if there are not 20 Trading Days for the Telmex ADSs occurring later than the 60th calendar day immediately prior to, but not including, such date, the Market Price shall be determined as the market value per Telmex ADS as of such date as determined by a nationally recognized investment banking firm retained for such purpose by SBC. "Market Price of Telmex L Shares" shall be determined in the same manner as Market Price pursuant to the previous sentence, except that in computing average Closing Price, the Closing Price per Telmex ADS for each Trading Day shall be divided by the number of Telmex L Shares represented by one Telmex ADS on such Trading Day and market value per Telmex L Share shall be used in the proviso instead of market value per Telmex ADS.

     All adjustments to the Exchange Rate will be calculated to the nearest 1/10,000th of a Telmex ADS (or if there is not a nearest 1/10,000th of a Telmex ADS to the next lower 1/10,000th of a Telmex ADS). No adjustment in the Exchange Rate shall be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     If an adjustment is made to the Exchange Rate pursuant to clauses (i),
(ii), (iii), (iv), (v) or (vi) above, an adjustment shall also be made to the Maturity Price as such term is used to determine which of clauses (a), (b) or
(c) of the Exchange Rate definition will apply at Maturity. The required adjustment to the Maturity Price shall be made at Maturity by multiplying the original Maturity Price by the cumulative number or fraction determined pursuant to the Exchange Rate adjustment procedure described above. In the case of a stock dividend or distribution paid or made in, or the reclassification of any Telmex L Shares into, any common stock of Telmex other than Telmex L Shares, such common stock shall be deemed to be Telmex L Shares (and the Telmex ADSs to be representing such Telmex L Shares) solely to determine the Maturity Price and to apply the Exchange Rate at Maturity. Each such adjustment to the Exchange Rate and the Maturity Price shall be made successively.

     In the event of (i) any dividend or distribution by Telmex to all holders of Telmex L Shares of evidences of its indebtedness or other assets (excluding
(1) dividends or distributions referred to in clause (i) of the first paragraph under this caption "-- Dilution Adjustments; Other Adjustment Events," (2) any common shares issued pursuant to a reclassification referred to in clause (iv) of such paragraph and (3) Ordinary Cash Dividends (as defined below)) or any issuance by Telmex to all holders of Telmex L Shares of rights or warrants (other than rights or warrants referred to in clause(v) of the first paragraph under this caption "-- Dilution Adjustments; Other Adjustment Events"), (ii) any consolidation or merger of Telmex with or into another entity (other than a merger or consolidation in which Telmex is the continuing corporation and in which the Telmex L Shares outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of Telmex or another corporation), (iii) any sale, transfer, lease or conveyance to another corporation of the property of

Telmex as an entirety or substantially as an entirety, (iv) any statutory exchange of securities of Telmex with another corporation (other than in connection with a merger or acquisition) or (v) any liquidation, dissolution or winding up of Telmex (any such event, an "Adjustment Event"), each holder of a DECS will receive at Maturity, in lieu of or (in the case of an Adjustment Event described in clause (i) above) in addition to, Telmex ADSs as described above, cash in an amount equal to (A) if the Maturity Price is greater than or equal to the Threshold Appreciation Price, 0.8474 multiplied by the Transaction Value (as defined below), (B) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, the product of (x) the Initial Price divided by the Maturity Price multiplied by (y) the Transaction Value and (C) if the Maturity Price is less than or equal to the Initial Price, the Transaction Value. Following an Adjustment Event, the Maturity Price, as such term is used in this paragraph and throughout the definition of Exchange Rate, shall be deemed to equal (A) the Maturity Price of the Telmex ADSs, as adjusted pursuant to the method set forth in the preceding paragraph, plus (B) the Transaction Value.

     Notwithstanding the foregoing, with respect to any securities received in an Adjustment Event that (A) are (i) listed on a United States national securities exchange, (ii) reported on a United States national securities system subject to last sale reporting, (iii) traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization or (iv) for which bid and ask prices are available from at least three nationally recognized investment banking firms and (B) are either (x) perpetual equity securities or
(y) non-perpetual equity or debt securities with a stated maturity after the stated maturity of the DECS ("Reported Securities"), SBC may, at its option, in lieu of delivering the amount of cash deliverable in respect of Reported Securities received in an Adjustment Event, as determined in accordance with the previous paragraph, deliver a number of such Reported Securities with a value equal to such cash amount, as determined in accordance with clause (ii) of the definition of Transaction Value, as applicable; provided, however, that (i) if such option is exercised, SBC shall deliver Reported Securities in respect of all, but not less than all, cash amounts that would otherwise be deliverable in respect of Reported Securities received in an Adjustment Event, (ii) SBC may not exercise such option if SBC has elected to deliver cash in lieu of Telmex ADSs, if any, deliverable upon Maturity or if such Reported Securities have not yet been delivered to the holders entitled thereto following such Adjustment Event or any record date with respect thereto, and (iii) subject to clause (ii) of this proviso, SBC must exercise such option if SBC does not elect to deliver cash in lieu of Telmex ADSs, if any, deliverable upon Maturity. If SBC elects to deliver Reported Securities, each holder of a DECS will be responsible for the payment of any and all brokerage and other transaction costs upon the sale of such Reported Securities. If, following any Adjustment Event, any Reported Security ceases to qualify as a Reported Security, then (x) SBC may no longer elect to deliver such Reported Security in lieu of an equivalent amount of cash and (y) notwithstanding clause (ii) of the definition of Transaction Value, the Transaction Value of such Reported Security shall mean the fair market value of such Reported Security on the date such security ceases to qualify as a Reported Security, as determined by a nationally recognized investment banking firm retained for this purpose by SBC.

     The amount of cash and/or the kind and amount of securities into which the DECS shall be exchangeable after an Adjustment Event shall be subject to adjustment following such Adjustment Event in the same manner and upon the occurrence of the same type of events as described under this caption
"-- Dilution Adjustments; Other Adjustment Events" with respect to Telmex ADSs, Telmex L Shares and Telmex.

     For purposes of the foregoing, the term "Ordinary Cash Dividend" means, with respect to any consecutive 365-day period, any dividend with respect to Telmex L Shares paid in cash to the extent that the amount of such dividend, together with the aggregate amount of all other dividends on Telmex L Shares paid in cash during such 365-day period, does not exceed on a per Telmex ADS basis 10% of the average of the Closing Prices of Telmex ADSs over such 365-day period.

     The term "Transaction Value" means (i) for any cash received in any Adjustment Event, the amount of cash received per Telmex ADS, (ii) for any Reported Securities received in any Adjustment Event, an amount equal to (x) the average Closing Price per security of such Reported Securities for the 20

Trading Days immediately prior to Maturity multiplied by (y) the number of such Reported Securities (as adjusted pursuant to the second preceding paragraph) received for each Telmex ADS and (iii) for any property received in any Adjustment Event other than cash or such Reported Securities, an amount equal to the fair market value of the property received per Telmex ADS on the date such property is received, as determined by a nationally recognized investment banking firm retained for this purpose by SBC; provided, however, that in the case of clause (ii), (x) with respect to securities that are Reported Securities by virtue of only clause (A)(iv) of the definition of Reported Securities in the third preceding paragraph, Transaction Value with respect to any such Reported Security means the average of the mid-point of the last bid and ask prices for such Reported Security as of Maturity from each of at least three nationally recognized investment banking firms retained for such purpose by SBC multiplied by the number of such Reported Securities (as adjusted pursuant to the method set forth in the second preceding paragraph) received for each Telmex ADS and
(y) with respect to all other Reported Securities, if there are not 20 Trading Days for the Telmex ADSs occurring later than the 60th calendar day immediately prior to, but not including, the date of Maturity, Transaction Value with respect to such Reported Security means the market value per security of such Reported Security as of Maturity as determined by a nationally recognized investment banking firm retained for such purpose by SBC multiplied by the number of such Reported Securities (as adjusted pursuant to the method set forth in the second preceding paragraph) received for each Telmex ADS. For purposes of calculating the Transaction Value, any cash, Reported Securities or other property receivable in any Adjustment Event shall be deemed to have been received (i) immediately prior to the close of business on the record date for such Adjustment Event or, if there is no record date for such Adjustment Event, immediately prior to the close of business on the effective date of such Adjustment Event and (ii) by holders of ADSs in proportion to the fraction of an ADS representing one Telmex L Share, whether or not such holders actually received or were entitled to receive such cash, Reported Securities or other property pursuant to the terms of the Deposit Agreement under which the ADSs are issued.

     No adjustments will be made for certain other events, such as offerings of Telmex L Shares or Telmex ADSs by Telmex for cash or in connection with acquisitions.

     SBC is required, within ten Business Days following the occurrence of an event that requires an adjustment to the Exchange Rate or the occurrence of an Adjustment Event (or, in either case, if SBC is not aware of such occurrence, as soon as practicable after becoming so aware), to provide written notice to the Trustee and to each holder of DECS of the occurrence of such event, including a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Rate or change in the consideration to be received by holders of DECS following the Adjustment Event was determined and setting forth the revised Exchange Rate or consideration, as the case may be; provided, however, that in respect of any adjustment to the Maturity Price, such notice will only disclose the factor by which the Maturity Price is to be multiplied in order to determine which clause of the Exchange Rate definition will apply at Maturity.

FRACTIONAL SHARES

     No fractional Telmex ADSs or Reported Securities will be issued if SBC exchanges the DECS for Telmex ADSs. If more than one DECS is surrendered for exchange at one time by the same holder, the number of full Telmex ADSs or Reported Securities which shall be delivered upon exchange, in whole or in part, as the case may be, shall be computed on the basis of the aggregate number of DECS so surrendered at Maturity. In lieu of any fractional Telmex ADSs or other security otherwise issuable in respect of all DECS of any holder which are exchanged at Maturity, such holder shall be entitled to receive an amount in cash equal to the value of such fractional Telmex ADS or security at the Maturity Price.

DELIVERY OF SECURITIES UPON MATURITY

     All Telmex ADSs and Reported Securities deliverable to holders of the DECS upon Maturity will be delivered to such holders, whenever practicable, in such manner (such as by book-entry transfer) so as to assure same-day transfer of such securities to such holders and otherwise in the manner customary at such time for delivery of such securities and securities of the same type. Notwithstanding the foregoing, it may not be possible under market practices prevailing at the Maturity of the DECS to transfer Telmex ADSs and/or Reported Securities so as to assure same-day transfer of such securities to holders of the DECS. Accordingly, such holders of the DECS may receive all or a portion of the Telmex ADSs and/or Reported Securities into which such DECS are exchangeable after the date of Maturity.

REDEMPTION

     The DECS are not subject to redemption prior to Maturity and do not contain sinking fund or other mandatory redemption provisions. The DECS are not subject to payment prior to the date of Maturity at the option of the holder.

BOOK-ENTRY SYSTEM

     It is expected that the DECS will be issued in the form of one or more global securities (the "Global Securities") deposited with The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC.

     DTC has advised SBC and the Underwriters as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of certificates. Such participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance of a Global Security, DTC or its nominee will credit the respective DECS represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in such Global Securities will be limited to participants or persons that may hold interests through participants. See "Description of Debt Securities -- Book-Entry Securities" in the accompanying Prospectus of SBC.

     Payment of principal of and any interest on the DECS registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner or the holder of the Global Security. None of SBC, the Trustee, any Paying Agent or any securities registrar for the DECS will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. See "Description of Debt
Securities -- Book-Entry Securities" in the accompanying Prospectus of SBC.

SAME-DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

     Settlement for the DECS will be made by the Underwriters in immediately available funds. All payments of principal and interest on the Global Securities will be made by SBC in immediately available funds.

     The DECS will trade in DTC's Same-Day Funds Settlement System until Maturity, and secondary market trading activity in the DECS will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the DECS.

REGARDING THE TRUSTEE

     SBC maintains banking relationships in the ordinary course of business with the Trustee. The Trustee is also the trustee under an indenture with SBC and SBC Communications Capital Corporation and an indenture with the Telephone Company.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is based upon the advice of special tax counsel to SBC, Skadden Arps Slate Meagher & Flom LLP, as to certain of the material U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States and an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (any of the foregoing, a "U.S. person") who is the beneficial owner of a DECS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the DECS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Prospectus Supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the DECS, who purchase the DECS at par and who will hold the DECS and, if applicable, the Telmex ADSs Shares as capital assets. This summary does not address all aspects of federal income taxation that may be relevant to a particular holder in light of his or its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the DECS as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the DECS or instruments similar to the DECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DECS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the DECS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE DECS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE DECS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     Pursuant to the terms of the Indenture, the Company and every holder of a DECS will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a DECS for all tax purposes as a forward purchase contract to purchase Telmex ADSs at Maturity (including as a result of acceleration or otherwise), under the terms of which contract (a) at the time of issuance of the DECS the holder deposits irrevocably with the Company a fixed amount of cash equal to the purchase price of the DECS to assure the fulfillment of the holder's purchase obligation described in clause (c) below, which deposit will unconditionally and irrevocably be applied at Maturity to satisfy such obligation, (b) until Maturity the Company will be obligated to pay interest on such deposit at a rate equal to the stated rate of interest on the DECS as compensation to the holder for the Company's use of such cash deposit during the term of the DECS, and (c) at Maturity such cash deposit unconditionally and irrevocably will be applied by the Company in full satisfaction of the holder's obligation under the forward purchase contract, and the Company will deliver to the holder the number of Telmex ADSs that the holder is entitled to receive at that time pursuant to the terms of the DECS (subject to the Company's right to deliver cash in lieu of the Telmex ADSs). (Prospective investors should note that cash proceeds of this offering will not be segregated by the Company during the term of the DECS, but instead will be commingled with the Company's other assets and applied in a manner consistent with the "Use of

Proceeds" discussion above.) Consistent with the above characterization, (i) amounts paid to the Company in respect of the original issue of a DECS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such DECS, and (ii) amounts denominated as interest that are payable with respect to the DECS will be characterized as interest payable on the amount of such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with such holder's method of accounting.

     Under the above characterization of the DECS, a holder's tax basis in a DECS generally will equal the holder's cost for that DECS. Upon the sale or other taxable disposition of a DECS, a U.S. Holder generally will recognize gain or loss equal to the differences between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the DECS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the DECS for more than one year at the time of disposition.

     Under the above characterization of the DECS, if the Company delivers Telmex ADSs at Maturity, a U.S. Holder will recognize no gain or loss on the purchase of the Telmex ADSs against application of the monies received by the Company in respect of the DECS. A U.S. Holder will have a tax basis in such interest in Telmex ADSs equal to the U.S. Holder's tax basis in the DECS (less the portion of the tax basis of the DECS allocable to any fractional interest in Telmex ADSs, as described in the next sentence). A U.S. Holder will recognize gain or loss (which will be short-term capital gain or loss) with respect to cash received in lieu of a fractional interest in Telmex ADSs, in an amount equal to the difference between the cash received and the portion of the basis of the DECS allocable to the fractional interest in Telmex ADSs (based on the relative number of fractional interests in Telmex ADSs and full interests in Telmex ADSs delivered to the holder). If at Maturity the Company pays the DECS in cash, a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from the Company and the U.S. Holder's tax basis in the DECS at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the DECS for more than one year at Maturity.

     Due to the absence of authority as to the proper characterization of the DECS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the federal income tax consequences of owning a DECS under Treasury regulations promulgated in June 1996 governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations apply to debt instruments issued on or after August 13, 1996. The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield", be determined, and the adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the interest actually paid on a contingent debt instrument, the owner of that instrument will recognize ordinary interest income in excess of the cash the owner receives. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent the holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

     The Company believes that the Contingent Payment Regulations do not apply to the DECS, because those Regulations apply only to debt instruments that provide for contingent payments. The DECS are payable by the delivery of Telmex ADSs (unless the Company exercises its option to deliver cash at Maturity) and provide economic returns that are indexed to the performance of Telmex ADSs. The DECS therefore offer no assurance that a holder's investment will be returned to the holder at Maturity. Accordingly, the Company believes that the DECS properly are characterized for tax purposes, not as debt instruments, but as forward purchase contracts in respect of which holders have deposited a fixed amount of cash with the Company, on which interest is payable at a fixed rate. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations applied to the DECS, then, among other matters, (i) gain realized by a holder on the sale or other taxable disposition of a DECS (including as a result of payments made at Maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the DECS had been held for more than one year at the time of such disposition), and (ii) a U.S. Holder would recognize ordinary income, or ordinary or capital loss (as the case may be, under the rules summarized above) on the receipt of Telmex ADSs, rather than capital gain or loss upon the ultimate sale of such securities.

     Even if the Contingent Payment Regulations do not apply to the DECS, it is possible that the IRS could seek to characterize the DECS in a manner that results in tax consequences to initial holders of the DECS different from those reflected in the Indenture and described above. Under alternative characterizations of the DECS, it is possible, for example, that a DECS could be treated as including a forward contract and one or more options.

NON-UNITED STATES PERSONS

     In the case of a holder of the DECS that is not a U.S. person, payments made with respect to the DECS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the DECS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and the gain is not attributable to a fixed place of business maintained by such individual in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the DECS may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among SBC, Telmex and each of the underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc is acting as representative, SBC has agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase, the respective number of DECS set forth opposite its name below:

                                                                                 NUMBER
                                  UNDERWRITERS                                  OF DECS
    -------------------------------------------------------------------------  ----------
    Salomon Brothers Inc.....................................................   8,500,000
    Credit Suisse First Boston Corporation...................................     200,000
    Bear, Stearns & Co. Inc..................................................     100,000
    J.P. Morgan Securities Inc...............................................     100,000
    Morgan Stanley & Co. Incorporated........................................     100,000
                                                                                ---------
              Total..........................................................   9,000,000
                                                                                =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the DECS offered hereby if any DECS are purchased.

     SBC has been advised by the Underwriters that they propose to offer the DECS directly to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not in excess of $0.71 per DECS. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per DECS to other dealers. After the initial public offering, such public offering price and such concession and reallowance may be changed.

     Telmex and SBC have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or announce the offering of, any Telmex L Shares, Telmex ADSs or any securities convertible into or exercisable or exchangeable for Telmex L Shares or Telmex ADSs or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Telmex L Shares or Telmex ADSs, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Telmex L Shares or Telmex ADSs or such other securities, in cash or otherwise, for a period of at least 90 days from the date of this Prospectus Supplement without the prior written consent of Salomon Brothers Inc; provided, however, that Telmex may issue L Shares upon conversion of outstanding A Shares and Telmex may sell L Shares pursuant to any employee stock option plan of Telmex in effect on the date the Underwriting Agreement is executed. If any such consent is given, it would not necessarily be preceded or followed by a public announcement thereof.

     SBC has granted to the Underwriters an option, exercisable for the 30-day period after the date of this Prospectus Supplement, to purchase up to an additional 1,000,000 DECS from SBC, at the same price per DECS as the initial DECS to be purchased by the Underwriters. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered hereby.

     The DECS will be a new issue of securities with no established trading market. The NYSE has approved the DECS for listing, subject to official notice of issuance, and the Underwriters intend to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     During and after the offering of the DECS, the Underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market prices of the DECS, the L Shares, the ADSs or the Telmex A Shares (or the American Depositary Shares representing such A Shares). Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase DECS, L Shares, ADSs or Telmex A Shares (or American Depositary Shares representing such A Shares) for the purpose of stabilization of their market prices. The Underwriters also may create a short position for their respective accounts by selling more DECS than they are committed to purchase from SBC, and in such case may purchase DECS in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position in the DECS, up to 1,000,000 DECS, by exercising the Underwriters' over-allotment option referred to above. In addition, the Underwriters may impose "penalty bids" whereby they may reclaim from dealers participating in the offering the selling concession with respect to the DECS that are distributed in the offering but subsequently purchased for the accounts of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the prices of the DECS, the L Shares, the ADSs or the Telmex A Shares (or the American Depositary Shares representing such A Shares) at levels above those which might otherwise prevail in the open market. These transactions may be effected on the NYSE, the Mexican Stock Exchange, in the over-the-counter market or otherwise. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

     The Underwriting Agreement provides that SBC will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates may have engaged in and may in the future engage in commercial and investment banking transactions with Telmex, SBC and their respective affiliates, for which customary compensation has been or may be received.

                                 LEGAL OPINIONS

     The validity of the DECS will be passed upon for SBC by Mr. James D. Ellis, Senior Executive Vice President and General Counsel of SBC, and for the Underwriters by Sullivan & Cromwell, New York, New York. As of December 31, 1996, Mr. Ellis owned, and held options to purchase, less than 1% of the outstanding shares of SBC Common Stock. Sullivan & Cromwell from time to time performs legal services for SBC.

                                    EXPERTS

     The consolidated financial statements and schedules of SBC at December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995 and 1994, incorporated by reference in the accompanying prospectus of SBC, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports therein, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been incorporated by reference in reliance upon such reports given upon the authority of Ernst & Young LLP as experts in accounting and auditing.

     The consolidated financial statements of PAC as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994, incorporated by reference in the accompanying prospectus of SBC, have been audited by Coopers & Lybrand LLP, independent accountants. The financial statements audited by Coopers & Lybrand LLP have been incorporated herein by reference in reliance upon their report given upon their authority as experts in accounting and auditing.

         [SBC's Prospectus, dated June 6, 1995, will be inserted here]

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SBC OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SBC SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         -----
            PROSPECTUS SUPPLEMENT
Summary.................................   S-3
Risk Factors for DECS...................   S-6
SBC Communications Inc..................   S-8
Telmex..................................   S-8
Relationship Between SBC and Telmex.....   S-9
Price Range of Telmex ADSs and L
  Shares................................   S-9
Dividends...............................  S-10
Use of Proceeds.........................  S-10
Ratio of Earnings to Fixed Charges......  S-11
Selected Historical and Pro Forma
  Financial Data of SBC.................  S-11
Description of the DECS.................  S-12
Certain United States Federal Income Tax
  Considerations........................  S-20
Plan of Distribution....................  S-23
Legal Opinions..........................  S-24
Experts.................................  S-24
                  PROSPECTUS
Available Information...................     2
Incorporation of Documents by
  Reference.............................     2
SBC Communications Inc..................     3
Use of Proceeds.........................     3
Ratio of Earnings to Fixed Charges......     4
Description of Debt Securities..........     4
Description of Preferred Stock..........    11
Description of Depositary Shares........    12
Description of Common Stock.............    15
Description of Rights...................    16
Plan of Distribution....................    20
Legal Opinions..........................    21
Experts.................................    21

9,000,000 DECS(SM)
(DEBT EXCHANGEABLE FOR
COMMON STOCK(SM))

SBC COMMUNICATIONS INC.

7 3/4% EXCHANGEABLE NOTES
DUE MARCH 15, 2001

[SBC LOGO]

--------------------------------------------------
SALOMON BROTHERS INC
---------------------------------------------------------------

PROSPECTUS SUPPLEMENT

DATED MARCH 20, 1997